SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)
Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 2)

Molecular Devices Corporation
(Name of Subject Company)
Molecular Devices Corporation
(Name of Person Filing Statement)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
60851C 10 7
(CUSIP Number of Class of Securities)

Joseph D. Keegan, Ph.D.
President and Chief Executive Officer
Molecular Devices Corporation
1311 Orleans Drive
Sunnyvale, CA 94089
(408) 747-1700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person Filing Statement)

With a copy to:
Suzanne Sawochka Hooper
Cooley Godward Kronish LLP
Five Palo Alto Square
3000 El Camino Real
Palo Alto, CA 94306-2155
(650) 843-5000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on February 13, 2007 (as previously filed with the SEC and as the same is amended or supplemented from time to time, the “Schedule 14D-9”) by Molecular Devices Corporation, a Delaware corporation (the “Company”), relating to the tender offer made by Monument Acquisition Corp. (“Purchaser”), a Delaware corporation and an indirect wholly-owned subsidiary of MDS Inc., a company organized under the laws of Canada (“MDS”), disclosed in a Tender Offer Statement on Schedule TO, dated February 13, 2007 (as amended or supplemented from time to time, the “Schedule TO”), to purchase all of the outstanding shares of common stock, $0.001 par value per share, of the Company at a purchase price of $35.50 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 13, 2007 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time). Any capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.
Item 8. Additional Information.
Item 8 of the Schedule 14D-9 is hereby further amended and supplemented by adding the following new subheading and text immediately before the subheading “The Rights Agreement Amendment” of Item 8 of the Schedule 14D-9:
Subsequent Offering Period
          The Offer expired at 5:00 p.m. EDT on March 19, 2007. On March 20, 2007, MDS issued a press release announcing the results of the Offer as of the expiration of the Offer. MDS announced that, as of the expiration of the Offer, approximately 15,319,964 shares (including 830,888 shares that were tendered pursuant to guaranteed delivery procedures) have been tendered and not withdrawn in the Offer, representing in excess of 92% of the outstanding shares of Common Stock of the Company. All validly tendered shares have been accepted for payment in accordance with the terms of the Offer. MDS also announced that Purchaser has initiated a subsequent offering period for all remaining untendered shares of Common Stock of the Company. This subsequent offering period will expire at 5:00 p.m. EDT on March 23, 2007, unless further extended. The same $35.50 per share price offered in the Offer will be paid during the subsequent offering period. The procedures for accepting the Offer and tendering shares during the subsequent offering period are the same as those described for the Offer in the Offer to Purchase by Purchaser except that (i) the guaranteed delivery procedures may not be used during the subsequent offering period and (ii) shares tendered during the subsequent offering period may not be withdrawn. A copy of the press release of MDS is filed as Exhibit (a)(1)(L) hereto and is incorporated herein by reference.
Item 9. Exhibits.

Exhibit No.	Description

(a)(1)(L)	Press Release Issued by MDS Inc. on March 20, 2007 (incorporated by reference to Exhibit (a)(12) to Amendment No. 4 to the Schedule TO filed by Monument Acquisition Corp. and MDS Inc. on March 20, 2007)

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MOLECULAR DEVICES CORPORATION
By:	/s/ Timothy A. Harkness
	Name:	Timothy A. Harkness
	Title:	Chief Financial Officer and Senior Vice President Finance and Operations

Dated: March 20, 2007